# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Canna-Global Acquisition Corp, CIK 0001867443
CUSIP: 13767K101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4640 Admiralty Way, Suite 500, Marina Del Rey, California (CA), 90292
Date of event which requires filing of this statement: 05/05/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001708828

## Reporting persons
- Clear Street LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: New York (NY); sole voting power 410,358; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 410,358 (20.8% of the class)

## Item 1. Issuer
Name of issuer: Canna-Global Acquisition Corp
Address of issuer's principal executive offices: 4640 ADMIRALTY WAY SUITE 500 MARINA DEL REY CA 90292

## Item 2. Person Filing
Name of person filing: Clear Street LLC
Address of principal business office or, if none, residence: 4 WORLD TRADE CENTER, 150 Greenwich St Floor 45 New York, NY 10007
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 410358
Percent of class: 20.8
Sole power to vote or to direct the vote: 410358
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 410358
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Clear Street LLC: John DiBacco, Head of Markets Trading (05/05/2026)